KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com



12 February, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance



Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 11 and 12 February, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.



Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 2/20

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (4)
12 February, 2004 12.30 p.m.

04 FEB 19 AM 7:21

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

This document is an unofficial English translation of the original Swedish version

The shareholders of KCI Konecranes Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, March 4, 2004 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be Decided upon under Article 12 of the Articles of Association

2. Proposal of the Board for Partial Amendment of the Articles of Association

The Board of Directors proposes pursuant to the new Corporate Governance Recommendation for Listed Companies that the term of the Board members be changed from three (3) years to one (1) year. Therefore, the Board of Directors proposes that Article 6 of the Articles of Association of the Company be amended as follows:

6 § Membership and term of office of the Board of Directors
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The term of office of Board members expires at the closing of the next Annual General Meeting following his/her election.

The Board of Directors elects for its term of office a Chairman from among its membership.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of Directors.

3. Authorisation of the Board of Directors to Repurchase the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

4. Authorisation of the Board of Directors to Dispose of Own Shares Repurchased by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several lots of shares.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, Paragraph 1 of the Companies Act.

The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at http://www.kcigroup.com/agm2004. The Annual Report for 2003 is available in English on the Internet at http://www.kcigroup.com as of February 19, 2004 at 10.00 a.m. The Annual Report will be sent to the shareholders immediately after February 23, 2004.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 1,00 be paid on each of the shares to a shareholder who is registered on the record date as a shareholder in the Company's shareholders' register maintained by the Finnish

COMPOSITION OF THE BOARD OF DIRECTORS

Board member Mr Matti Kavetvuo, whose term of office expires at this Annual General Meeting of Shareholders, has confirmed that he is available for re-election. Following the proposed amendment of the Articles of Association, the term of office for the Board members that have been elected previously, Mr Björn Savén, Mr Stig Stendahl, Mr Stig Gustavson and Mr Timo Poranen, expires at the Annual General Meeting of Shareholders in 2005. In addition, Board member Mr Juha Rantanen has informed that he will resign from the Board of Directors at this Annual General Meeting of Shareholders.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on February 23, 2004 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on February 23, 2004.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on March 1, 2004 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet: http://www.kcigroup.com/agm2004. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on February 12, 2004
KCI Konecranes Plc
The Board of Directors

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes International Plc
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011

DISTRIBUTION

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (4)
11 February, 2004 12.30 p.m.

KCI KONECRANES: PROPOSALS OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2004

Proposal to distribute a dividend of EUR 1.00 per share
Proposal to amend Article 6 of the Articles of Association
Proposal for the authorisation of the Board to repurchase the Company's own shares
Proposal for the authorisation of the Board to dispose of own shares held by the Company

The Annual General Meeting of Shareholders will be held on 4 March, 2004. The notice to convene the AGM will be published in the newspapers Helsingin Sanomat and Hufvudstadsbladet and as a separate release on 12 February, 2004.

Proposal of the Board to distribute dividend

The Board of Directors of KCI Konecranes International Plc proposes to the Annual General Meeting of Shareholders that a dividend of EUR 1.00 be paid on each of the 14,044,530 shares for a total of EUR 14,044,530 and that the rest EUR 41,452,917.70 be retained and carried forward. The company holds 264,100 shares on which dividend shall not be paid.

Amendments to Article 6 of the Articles of Association

The Board of Directors proposes that the Articles of Association of the Company be partially amended as follows:

6 §:
The Company has a Board of Directors consisting of not less than five (5) and not more than eight (8) ordinary members. The term of office of Board members expires at the closing of the next Annual General Meeting following his/her election.

The Board of Directors elects for its term of office a Chairman from among its membership.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of Directors.

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The aggregate amount of shares held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act, together with shares that such persons are entitled to subscribe for on the basis of existing option rights, corresponds to approximately 25.2 per cent of the share capital of the Company and the voting rights attached to the



shares. If the holdings of such persons remain unchanged during the validity of authorisation and the Company repurchases the maximum number of shares pursuant to the authorisation, the corresponding figure will after the repurchase be approximately 25.2 per cent of the share capital and approximately 26.5 per cent of the voting rights

The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions..

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or for paying remuneration for services rendered. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders´ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.



The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Exchanges
Media

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (28)
11 February, 2004 10.00 a.m.

04 FEB 19 AM 7:21

KCI KONECRANES GROUP
Q4/2003 Financial Results, Full Year 2003 Financial Results

GOOD FOURTH QUARTER

Fourth Quarter Results:
Income after financing items EUR 10.4 million
Operational EBIT EUR 16.9 million, margin at 8.7 % close to historical top
Orders up 14.1 % y-o-y
Cash Flow per share EUR 2.54 up 44.3 % y-o-y

| Million EUR | 10-12/03 | % | 10-12/02 | % | Change% |
|---|---|---|---|---|---|
| SALES | | | | | |
| Maintenance Services | 106.9 | | 104.7 | | 2.2 |
| Standard Lifting Equipment | 57.1 | | 58.5 | | -2.4 |
| Special Cranes | 45.1 | | 61.2 | | -26.2 |
| Internal Sales | -15.9 | | -20.9 | | -23.7 |
| Sales total | 193.2 | 100 | 203.5 | 100 | -5.0 |
| Operational EBITA | 18.0 | 9.3 | 17.8 | 8.7 | 1.1 |
| Operational EBIT | 16.9 | 8.7 | 17.1 | 8.4 | -1.2 |
| Restructuring costs | -5.6 | | - | | |
| Operating income | 11.3 | 5.8 | 17.1 | 8.4 | -34.1 |
| Financial income and expenses | -0.8 | | -0.3 | | |
| Income after financing items | 10.4 | 5.4 | 16.8 | 8.3 | -38.0 |
| Extraordinary items | 0.1 | | 0.0 | | |
| Net income | 6.5 | 3.4 | 11.4 | 5.6 | -42.5 |
| Earnings per share (EUR) | 0.46 | | 0.78 | | -41.0 |
| Cash flow per share (EUR) | 2.54 | | 1.76 | | 44.3 |
| ORDERS RECEIVED | | | | | |
| Maintenance Services | 66.0 | | 70.2 | | -5.9 |
| Standard Lifting Equipment | 49.8 | | 49.2 | | 1.2 |
| Special Cranes | 50.6 | | 30.3 | | 66.9 |
| [illegible] | 15.6 | | 17.4 | | 10.7 |

# FULL YEAR 2003: ORDERS STARTED TO GROW

Full Year 2003 Results:
New orders increase +2.2 % (+8.7 % in real terms)
H2/2003 orders 15.3 % over H2/2002 orders.
Sales approx. intact - 6.9 % (- 1.6 % in real terms)
Operational EBIT margin well defended: 5.1% (2002: 5.3 %)
New Group structure to yield EUR 15-20 million/y, costs EUR 12.6 million booked in 2003
EUR/USD rate: identified as risk
Board's dividend proposal: EUR 1.00/share

| Million EUR | 1-12/03 | % | 1-12/02 | % | Change % | Change % comparable currencies |
|---|---|---|---|---|---|---|
| SALES | | | | | | |
| Maintenance Services | 361.3 | | 372.4 | | -3.0 | 5.0 |
| Standard Lifting Equipment | 189.8 | | 204.5 | | -7.2 | -3.3 |
| Special Cranes | 178.6 | | 209.2 | | -14.6 | -12.1 |
| Internal Sales | -65.2 | | -72.5 | | -10.0 | -4.3 |
| Sales total | 664.5 | 100 | 713.6 | 100 | -6.9 | -1.6 |
| Operational EBITA | 37.4 | 5.6 | 40.9 | 5.7 | -8.6 | |
| Operational EBIT | 34.1 | 5.1 | 37.6 | 5.3 | -9.3 | |
| Restructuring costs | -12.6 | | - | | | |
| Operating income | 21.5 | 3.2 | 37.6 | 5.3 | -42.9 | |
| Financial income and expenses | -2.6 | | -1.1 | | | |
| Income after financing items | 18.9 | 2.8 | 36.5 | 5.1 | -48.3 | |
| Extraordinary items | -8.1 | | - | | | |
| Net income | 6.7 | 1.0 | 24.6 | 3.5 | -72.9 | |
| Earnings per share (EUR) | 0.88 | | 1.69 | | -47.7 | |
| Cash flow per share (EUR) | 1.72 | | 4.54 | | -62.1 | |
| Dividend per share (EUR) | 1.00(1 | | 0.95 | | 5.3 | |
| ORDERS RECEIVED | | | | | | |
| Maintenance Services | 292.8 | | 310.2 | | -5.6 | 2.5 |
| Standard Lifting Equipment | 196.5 | | 203.2 | | -3.3 | 1.1 |
| Special Cranes | 184.9 | | 154.9 | | 19.4 | 24.7 |
| Internal Orders | -62.4 | | -69.4 | | -10.1 | -4.8 |
| Orders received total | 611.9 | | 598.9 | | 2.2 | 8.7 |
| Order book at end | | | | | | |

Comment on 2003:
Markets in the western world continued to be stagnant or in decline for the third year in a row. The US market now shows signs of return to growth. Asia-Pacific markets (especially China) show strong growth.

The results of Group internal actions became visible towards end of the year: New orders increased, profitability started to rise. Business Areas performance improved throughout the year. Maintenance: Very good inflow of new contracts. But: high cancellation rate of old contracts. Churn burdens income, but margins improved to good in Q4. Standard Lifting Equipment: Good development with new product line, good development in China, but: price pressures remain. Special Cranes: Market starts to come back, but development still uneven.

Future prospects:
The Group sees no sign of major change in markets: Europe low, America slowly increasing, Asia-Pacific good growth. Internal efficiency programs and Asian growth will create sales growth and improved profits. The euro/USD rate identified as risk.

Stig Gustavson, President and CEO

A year of renewal

The year 2003 - the tenth year in KCI Konecranes' modern history - was a year of great turbulence and change. The beginning of the year, under the plight of the SARS epidemic and the threat of war in Iraq, meant an almost total standstill on all our markets. As the year went by, we managed to find increasing amounts of business and in the second half of the year operations were in high gear again.

In total KCI Konecranes' performance was fair. The total sales amount did not change from the previous year figure (nominal minus 6.9 %, disregarding currency changes minus 1.6 %). Total orders show an increase of 2.2 %, which translates to an increase of 8.7 % in volume. Also our profitability was almost intact: The operational EBIT margin was 5.1 %, against 5.3 % one year earlier.

Underneath this stable-looking surface we saw substantial changes. The changes related to the markets, with deep changes in the international demand structure, changes related to our competitors, and, also, dramatic changes in exchange rates.

To combat all this change, the Group has chosen not only to react on change, but to actively avail ourselves of the opportunities, that are an automatic consequence of change.

We have embarked on an extensive program of cleaning out old structure

Our strong and unimpaired balance sheet provides us with the freedom of choice on timing and nature of measures.

During the year, we finally cleared out the remnants of the ill-fated Baan-project. Baan's ownership changed, and with the new owners we quickly settled all outstanding disputes.

Having spent the last five years investing heavily into R&D - the Group has a totally modern product range - we now focused on our production structure. We adopted a new approach the core of which is a global supply network replacing owned production sites. Step by step we will reduce our dependence of parts manufactured in our own plants. Instead, we focus on an efficient global procurement structure, with the capability of swift reactions to changes in demand. Also, our exposure to exchange rate fluctuations is reduced further.

The new strategy will result in the reconsideration of certain operations in Finland, France and Germany, with a corresponding risk for redundancies. To some extend this has already materialised. In all, some 400 jobs may be at risk. We do not take these measures lightly, but we see few alternatives other than dismantling capacity. We work in close co-operation with our personnel and their organisations, seeking to minimise the effects on the personal lives of those that may loose their jobs.

We have included a charge of EUR 12.6 million against the profits of 2003, to cover the costs for restructuring. The new structure is expected to produce costs savings in the amount of EUR 18 million p.a. in two years when fully implemented.

Our markets continued on a low level for the third year in a row. The exception is China, and now also other Asia-Pacific countries. Our entry into the Chinese market, with our own manufacturing, with an extensive dealer/crane builder network and with a local parts procurement activity feeding into our global procurement network, has proven very successful and well-timed. During 2003, our Asia-Pacific region posted phenomenal growth. In Standard Lifting Equipment, Asia-Pacific passed Americas as the second biggest region. Region Europe still holds the number one position. America as a whole returned to growth with sales up 5.1 % in real terms (neg. 8.7 % including the US-dollar decline).

After over ten years of virtual standstill, the Japanese market, on of the biggest markets in the world for lifting gear, now show signs of growth. Our entry into that market last year is now starting to pay dividends.

Our biggest Business Area, Maintenance Services, again demonstrated its fundamental strength. With western (Europe and North America) manufacturing utilisation rates on a historically very low level, the demand for maintenance was affected. Plant closures and production consolidations always mean lost maintenance agreements. However, embedded growth drivers in this industry are strong enough to yield a net growth also in this environment. The value of cancelled contracts rocketed to 16 %, but the value of new contracts climbed 21 %, leaving a net value growth of 5 %. Naturally, the heavy churn took its toll on profitability, but only to a limited amount. During Q4, the margins were restored.

In acquisitions, traditionally a good contributor to growth, we took a more cautious approach. Potential targets often do not look too attractive in these market conditions. The risk for unwise acquisitions has grown. However, our basic strategy of availing ourselves of every opportunity for extending our market coverage through acquisitions is still valid.

The Group goes into 2004 from a strong starting point. Our structure is lighter, we have cut a lot of old garbage, our product lines are modern and effective and new orders and order backlog increase. Our net debt is low. We are looking forward with confidence for a year of profitable growth.

Hyvinkää, 11 February, 2004
Stig Gustavson

## Business development

During 2003 the Group reversed the general trend of decreasing orders and order backlog, which had prevailed for two years. Orders received grew by 2.2 % or 8.7 % counted at comparable currency rates and the total order backlog grew by 2.5 % or 7.0 % at comparable currency rates. During the second half of 2003 the order intake totalled EUR 313.2 million, up by 15.3 % from the order intake in H2/2002. This positive development is largely attributable to the strength of the Asian market and to the Group's internal endeavours. In America and in Europe industrial capacity utilisation rates remained low and the investment climate poor among many customer industry sectors.

Group net sales declined to EUR 664.5 (2002: 713.6) million in 2003 (Numbers in brackets are the corresponding values for the previous year unless otherwise indicated). The operating income was EUR 21.5 (37.6) million or 3.2 % (5.3%) on sales. The Group reserved EUR 12.6 million for various measures to restructure its operations. Excluding this one-off charge, which can be seen as a forward-looking investment, the Group's operating income was EUR 34.0 million or 5.1 %

## Sales

Group net sales was EUR 664.5 (713.6) million, which is EUR 49.1 million or 6.9 % lower compared to 2002. The decrease in sales was mainly caused by the strengthened value of the euro. When counted at comparable currency rates, which better measures the development of volume, sales decreased only by 1.6 %. In terms of volume, sales grew in Maintenance Services by 5.0 %, while Standard Lifting Equipment contracted by 3.3 % and Special Cranes by 12.1 %.

Geographically Asia-Pacific continued its strong growth with a sales volume growth of 44.9 %. The Americas returned back to growth with a sales volume growth of 5.1 %, but Europe declined clearly with a decrease of 13.3 % in sales volume.

## Profitability

The Group's operating income was EUR 21.5 (37.6) million, which is EUR 16.1 million or 42.8 % less than in 2002. The margin was 3.2 (5.3) %. The operating income was burdened by EUR 12.6 million in costs for rationalisation and restructuring of Group operations, out of which EUR 10.9 million was recorded as provision to cover future costs. These costs, which mostly relate to the Group's operations in new equipment, are one-off costs by their nature and can be seen as an investment for the future. Excluding these costs the operational EBIT was EUR 34.0 million and 5.1(5.3) % on sales. There were no one-time gains of any significance reported during the year.

The operating income before goodwill amortizations and excluding one-off restructuring costs, Operational EBITA was EUR 37.4 (40.9) million or 5.6 (5.7) % on sales. The operating income before depreciations and amortizations and excluding one-off restructuring costs, Operational EBITDA was EUR 50.6 (53.1) million or 7.6 (7.4) % on sales. Including one-off restructuring costs the corresponding figures were: EBITA EUR 24.8 million and 3.7 % on sales and EBITDA EUR 38.0 million and 5.7 % on sales. The performance by Business Areas is reported under the Business Area review in this report.

The net of financing costs and income was EUR 2.6 million, which is EUR 1.5 million more than in 2002. The financing net is less than 0.4 % on sales. The increase in financing costs was mainly caused by financing needs for an increase of working capital, prompted by a return to growth.

The Group's income after financing items was EUR 18.6 (36.5) million. The settlement costs of EUR 8.1 million relating to the disputed "Omniman" ERP-project were reported as extraordinary expenses. The Group's income taxes were EUR 4.0 million, down by EUR 7.8 million

of income taxes is not typical. The income tax is likely to increase in absolute terms, but to decrease as a percentage on profit before taxes.

Group Net Income was EUR 6.7 (24.6) million or 1.0 (3.5) % on sales and earnings per share, EPS was EUR 0.88 (1.69). Including the extraordinary expense the EPS was EUR 0.47.

The Group's return on capital employed was 10.8 (17.8) % and the return on equity 7.5 (14.2) %. The decrease in return rates compared to the year 2002 was mainly caused by one-off restructuring costs, which burdened the result in 2003. The efficiency of capital usage ie. the capital turnover rate stayed at the level of the previous year.

The Group's quarterly profit accumulation has never been uniform between different quarters. It has been slow in the beginning of the year and then accelerating towards the end of the year ("seasonality" in the earnings pattern). The Group reserved an additional EUR 5.6 million for restructuring costs against operating income during the fourth quarter. Even including this one-off charge the fourth quarter operating income was the highest in 2003 and excluding the charge Q4/2003 operating profit was EUR 16.8 (17.1) million or 8.7 (8.4) % on sales.

Cash flow and balance sheet

The cash flow from operations was EUR 24.2 million in 2003 compared to the all time high of EUR 66.3 million in 2002. The cash flow was negatively affected by lower profit generation and a slight increase in working capital. The change in working capital relates to changes in the product mix and operational activity level, which shifted from a declining mode into a growth mode during the year. The cash flow from operations per share was EUR 1.72 (4.54). The cash generation was strong during the last quarter of 2003. The cash flow from operations was EUR 35.6 (25.7) million in Q4/2003.

In total EUR 11.8 (21.1) million cash was used to cover capital expenditures including acquired operations, EUR 5.48 (9.9) million was used to repurchase the company's own shares and EUR 13.3 (13.2) million was used to pay dividends.

The Group's net interest bearing borrowings were EUR 43.8 (33.0) million at the yearend 2003 and the gearing was 27.8 (19.1) %. The Group's solidity ratio was 42.6 (45.5) % and the current ratio 1.49 (1.60).

The Group's EUR 100 million committed back-up financing facility was totally unused at the yearend 2003.

## Order intake and order backlog

Group order intake (excluding the value of the maintenance service contract base and renewed contracts) was EUR 611.9 million. The orders received increased from 2002 by EUR 13.0 million or 2.2 %, at comparable currency rates the increase was 8.7 %.

The strongest order development took place in Special Cranes. With a total order intake of EUR 184.9 (154.9) million this Business Area posted a growth by 19.4 % or 24.7 % counted at comparable currency rates.

The order intake in Standard Lifting Equipment decreased by 3.3 % to EUR 196.5 (203.2) million in 2003. Counted in units or using constant currency rates there was a small increase in volume.

In Maintenance Services the order intake decreased by 5.6 % to EUR 292.8 (310.2) million. However, Maintenance Services volume counting at comparable currency rates grew by 2.5 %. KCI Koneports services, large upgrade and modernisation orders posted a strong volume growth at over 20 %, while the development of field services and other basic maintenance was steady. This was largely caused by higher than usual turnover in the customer base. Many customer industries suffered from a low capacity utilisation resulting in partial or total plant closures. Also their search of improved cost competitiveness made many customers relocate their production or their supply network. However, a strong development in new contracts compensated for the lost contracts, and there was a net growth. The net growth in terms of number of cranes included in the contract base was 0.7 %. It grew to 209,769 (208,270) units at the end of 2003. The net growth in terms of total contract base value grew by 5 % counted in local currencies. The mix of cranes in the contract base changed somewhat. In general the size of cranes increased and became more demanding which boosted the average contract value per crane by 4.4 %.

Geographically the fastest growth in total orders took place in Asia and especially in China where orders received almost doubled from the previous year. North American orders also grew somewhat when counted for in dollars. Also the Group's German operations turned into a moderate growth in orders, but the overall order activity in Europe contracted and total orders received decreased. Group orders during the second half of the year 2003 were EUR 313.2 million, up by 15.3 % from the level of H2/2002.

At yearend 2003, the total value of the order backlog stood at EUR 211.2 (206.0) million. The growth was 2.5 % or 7.0 % counted at comparable currency rates. The majority of the order backlog value consists of Special Cranes orders, securing a good general operational level for 6-8 months ahead. However, the loading situation is not even

level at the end of 2002. In Maintenance Services the order backlog relates mainly to larger repair, upgrade or modernisation orders whilst the majority of the business consists of maintenance agreement based work and services or other fast throughput orders. Therefore the value of the order backlog is not as good an indicator of future activity levels in Maintenance Services as it is in the other Business Areas. However, the volume of service orders on hand at the yearend 2003 stayed at the level of yearend 2002.

Currencies

The stronger euro especially against the US-dollar had a certain effect on the development of the Group's orders received and sales (translational effect). Counted at unchanged currency rates orders received grew by 8.7 % and sales declined by 1.6 %. The corresponding reported figures were a growth in orders of 2.2 % and a decline in sales of 6.9 %. Accordingly, currency exchange rate changes had an impact on Group's financial performance figures, but it had little effect on the consolidated operating income and net income.

The average consolidation rates of some important currencies developed as follows (currency/euro):

| | December 2003 | December 2002 | Change % |
|---|---|---|---|
| USD | 1.13154 | 0.94573 | -16.4 |
| CAD | 1.5822 | 1.4842 | -6.2 |
| GBP | 0.6922 | 0.62887 | -9.1 |
| SEK | 9.1271 | 9.1607 | 0.4 |
| NOK | 8.0059 | 7.5082 | -6.2 |
| SGD | 1.9712 | 1.6915 | -14.2 |
| AUD | 1.7385 | 1.7378 | 0.0 |
| CNY* | 9.4309 | 7.8775 | -16.5 |

* Chinese Yuan (Renminbi)

The Group continued its currency risk management policy of hedging all non-euro transactions. Hedging was mainly done through forward exchange transactions. Currency risks are hedged one year ahead as an average. Applying this policy does not make the Group immune against the currency exchange rate changes, but it minimises risks relating to sales margins in the order book and allows time to take necessary actions in case of larger and relatively permanent currency value changes.

## Capital expenditure

The Group's capital expenditure to tangible assets excl. fixed assets and goodwill of acquired operations was EUR 8.6 (12.9) million. These capital expenditures consist mainly of the replacement of machines, equipment and information technology. Capital expenditure to intangible assets (excl. acquired operations) and shares in joint venture companies or minority holdings amounted to EUR 3.7 (1.0) million.

In total the capital expenditure amounted to EUR 12.4 (13.9) million, which is a little short of corresponding depreciations.

## Research and Development

The direct R&D costs were EUR 7.9 (8.2) million or 2.1 (2.0) % of new equipment Business Area sales (Maintenance Services sales excluded).

The development of an entirely new wire rope hoist line was completed. This modern and competitive hoist line has now totally replaced the old hoist. In R&D there is a change of focus from products to maintenance tool development.

## Human Resources Development

Group total investment in personnel training and development was approximately 8,000 training days. All development programs continued on all levels of the organisation including technical and sales training, middle management and expert training (KCI Academy) and top executive development together with IMD in Lausanne, Switzerland.

## Personnel

KCI Konecranes Group employed 4,350 people at the end of 2003. This is 91 persons less compared to the end of 2002. Excluding personnel increases due to acquired operations and growing Chinese operations there was a total reduction elsewhere by approx. 190 people.

The average number of employees during year 2003 was 4,423 (4,396) persons.

## Insurances

The Group continuously reviews its insurance policies as part of its overall risk management. Insurances are used to provide sufficient cover against all risks that are economically or otherwise reasonably insurable. As insurance premium prices have risen the Group has intensified the use of other risk management methods within its operations without lowering the level of protection.

Litigation

In September 2003 KCI Konecranes Plc, Konecranes Inc., Baan Company N.V., Baan International B.V., Baan Development B.V., Baan USA Inc, and SSA Global Technologies, Inc. reached a settlement on all disputes relating to the terminated ERP-project (the "Omniman" project). The settlement was full and final including withdrawals of all legal proceedings in Sweden, in the Netherlands and in the USA. The details of the settlement agreement are confidential, but the settlement caused a non-recurring EUR 8.1 million loss, which was booked as an extraordinary item. The after tax effect on net income was EUR 5.7 million. The settlement did not have any effects on the cash flow.

At yearend there were no pending legal processes or business claims with a material effect.

Group structure

The Group made two acquisitions in the beginning the year 2003. During the first quarter the Group acquired the assets of the company CraneMann Inc. in Houston, USA and in the beginning of the second quarter the service company Kubi Kran- und Bagger-Instandsetzung GmbH ("KUBI") was acquired in Germany. With the acquisition of CraneMann the Group strengthened its position as a crane and maintenance service provider in the Mexican Gulf area and within the offshore industry. KUBI strengthens the Group's presence in inland terminals and river ports especially in Germany.

The expansion of the sales and joint venture network continued in Asia. In China the Group completed a joint venture agreement with Jianyin Dingli Shanghai High Tech Industrial Crane Company Ltd and acquired 30 % of the company. The Group formed a joint venture company with Shanghai High Tech Industrial Company, Ltd and acquired 25 % of that company. Another Chinese joint venture company was formed together with Guangzhou Technocranes Company Ltd giving the Group 25 % of the company. On 6 November, 2002 the Group entered into an agreement with Meidensha Corporation of Japan. The agreement of the formation of this joint venture company together with Meidensha was closed in April, 2003. KCI Konecranes now holds 49 % of the shares in Meiden Hoist System Company Ltd with an option to increase its shareholding to 65 % before March 2008.

The Group commenced on various actions to improve its cost competitiveness. Among completed actions certain design and engineering activities in Standard Lifting Equipment (KCI Hoists Corporation) were outsourced. The engineering office of Special Cranes company Kulicke Konecranes GmbH, was closed in Frankfurt. The production of small travelling motors in Tammisaari, Finland was

Machine Tool Maintenance activities, which used to be carried out by four separate companies, were transferred to Konecranes Nordic Corporation. At consolidation, the total number of staff decreased. The name of the receiving company was changed to Konecranes Service Corporation.

After the review period the process to close the special crane manufacturing site in France progressed. In the future, the company, CGP Konecranes will concentrate on marketing, and sales of Special Cranes. KCI Motors Corporation started negotiations with its personnel concerning measures to increase the cost efficiency in motor production. The possibility of outsourcing the entire production is being evaluated.

Share price performance and trading volume

KCI Konecranes Plc's share price increased by 18.51 % during 2003 and closed at EUR 27.60 (23.29). The year high was EUR 29.39 (36.83) and the year low EUR 17.20 (19.80). During the same period the HEX All-Share Index increased by 4.44%, the HEX Portfolio Index by 16.21% and the HEX Metal & Engineering index by 30.67%.

The total market capitalisation was at year-end EUR 394.9 (333.2) million including the company's own shares in the company, the 34th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 12,661,860 shares of KCI Konecranes Plc, which represents 88.49% of the total amount of 14,308,630 shares outstanding shares. In monetary terms the trading was EUR 284.8 million, which was the 25th largest trading of companies listed on Helsinki Exchanges.

The company's own shares

At the end of December 2003 KCI Konecranes Plc held 264,100 of the company's own shares with a total nominal value of EUR 528,200, which is 1.85 % of the total amount of shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share. The total purchase price was approx. EUR 5.5 million.

At the Annual General Meeting 2003 the Board was authorized to repurchase up to a maximum of 715,431 of the company's own shares. Including the shares, which are held by the company at the end of 2003 the authorization is still valid for an additional acquisition of 451,331 shares.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 1.00

paid to shareholders, who are entered into the share register on the record date of March 9, 2004. Dividend payment date is March 16, 2004.

## Review by Business Area

### Maintenance Services

Maintenance Services sales were EUR 361.3 million, down 3 % from EUR 372.4 million in year 2002 (counted at comparable currency rates sales grew by 5 %). The operating income was EUR 22.0 million compared to EUR 26.2 million in 2002. The operating income margin was 6.1 % compared to 7.0 % in 2002.

The productivity and profitability in field operations within Maintenance Services was negatively affected by high turnover of maintenance contract base. Compared to yearend 2002 new contracts received during 2003 increased the total contract base value by 21 % (in local currencies) but reductions in terms of cancellations and changes in the content of contracts caused a 16 % value decrease. Thus the net increase in the value of maintenance agreement base was 5 %. The high turnover of contract base was largely a consequence of customers cutting or translocating their production capacity and changing their suppliers. As a consequence we had to transfer and reallocate our maintenance resources, which burdened our productivity. KCI Koneports services (counting approx. 15 % of the total sales in the business area) developed positively during the year both in terms of sales and profitability.

The devaluation of the US-dollar and some other USD-related currencies had a negative translational effect of approx. EUR 2 million on the operating income.

Quarterly operating income margins improved towards the yearend. The margins stayed below the corresponding previous year figures except for the fourth quarter. Q4/2003 operating income on sales was 9.6 % compared to 9.0 % in Q4/2002.

The number of employees in Maintenance Services at the yearend was 2662 compared to 2698 at the end of year 2002. Excluding personnel increases in growing units and acquired operations there was a total reduction of 81 in the headcount. This reduction is due to improving efficiency in operations, as actions to enhance productivity continued in field work and in support functions.

The total order intake in the Business Area was EUR 292.8 million, down 5.6 % compared to EUR 310.2 million in 2002. Counted at comparable currency rates there was an increase of 2.5 % in orders and the value of the Maintenance contract base (in local currencies) grew

reductions caused a 16.8 % decrease in the number of units. The average maintenance contract value per equipment grew by 4.4 %.

Future prospects

Since mid-year 2003 the US manufacturing capacity utilization has started to climb, together with new orders and order books. At the end of 2003, utilization reached 74 %. It is too early to predict a definitive improvement, but if the trend continues, the contract turnover (churn rate) is likely to drop and growth and profitability would increase. Already in Q4 margins returned to normal levels.

In Europe, the Maintenance growth prospects remain stable in spite of continuing low growth in industrial activity.

So far, our maintenance presence in region Asia-Pacific has been strongest in Australia. Slowly but surely, our Maintenance offering is becoming a valid alternative also in the rest of Asia-Pacific, adding to the overall growth.

KCI Koneports fast development is expected to continue.

New operational tools are expected to add to the productivity in the business area.

The growth factors will continue to add to the business regardless of economic climate. A reduction in the churn rate will boost both sales growth and margins.

Standard Lifting Equipment

Standard Lifting Equipment (SLEQ) sales were EUR 189.8 million, down by 7.2 % compared to EUR 204.5 million in 2002 (3.3 % decrease when counted at comparable currency rates). The operating income was EUR 18.0 million, down by 7.6 % or EUR 1.5 million compared to EUR 19.5 million in 2002. Despite the decrease in sales the profitability stayed at the same level than in the previous year. The operating income margin was 9.5 %; same as in 2002.

The translational effect of the stronger euro had only a marginal effect on the consolidated operating income. The negative transactional impact on export from euro-area in other currencies was eliminated through efficient hedging.

The decrease in operating income was mainly a consequence of lower sales and to some extent of lower sales prices. However, the profitability was supported by efficiency improvement actions and the completed launch of the new wire rope hoist line.

During the last quarter in 2003 operating income was EUR 6.2 million

The total number of employees at yearend was 960 compared to 949 at yearend 2002. The employment number increased mainly in China and due to new operations (total increase 56 persons), while employment contracted elsewhere. The efforts to further enhance cost competitiveness and operational efficiencies is continuing.

The order intake was EUR 196.5 million, down by 3.3 % (up by 1.1 % when counted at comparable currency rates). The order book grew by 17.9 % from the low level in 2002 or 25.2 % counted at comparable currencies.

Future prospects

We are starting 2004 with a significantly healthier order book compared to the start of 2003. With our new product platform fully operative and with our strides into a more cost efficient production structure, we feel confident of being able to further strengthen the operative margins in this business area.

We cover the market fairly well through our maintenance organisation (the Konecranes brand) and independent distributors (other brands of the Group). We have identified an untapped market in replacing crane owners' old hoists with high-performing own equipment.

With the American economy slowly switching into a growth mode, with European industrial restructuring gaining momentum, and with a continuing fast Asian growth, our outlook for 2004 remains reasonably positive.

On the downside we naturally recognize growth signals still being feeble. Also, the volatile currency environment of late could have surprising ramifications on industrial activities.

Special Cranes

Special Cranes sales were EUR 178.6 million, down by 14.6 % from EUR 209.2 million in 2002. Operating income amounted to EUR 13.1 million, down by 21.4 % from EUR 16.7 million in 2002. Counted at comparable currency rates sales decreased 12.1 % and operating income accordingly 21.0 %. The operating income margin decreased from 8.0 % in 2002 to 7.3 % in 2003.

The decrease in operating income was caused by lower sales, but the margin, albeit lower than in 2002, did not suffer as much as the decline in sales would have suggested. During the last quarter of 2003 sales was EUR 45.1 million and operating income EUR 5.6 million or 12.4 % on sales. The corresponding figures in Q4/2002 were: sales EUR 61.2 million, operating income EUR 7.8 million and 12.8 % on sales. Despite a 26 % decrease in sales the profitability remained in

As the year progressed the profitability improved. This improvement reflects the efficiency enhancing actions. The results of the most important efficiency enhancing actions are not yet fully visible in the profit development.

Order intake was EUR 184.9 million, up by 19.4 % (24.7 % counted at comparable currencies) from EUR 154.9 million in 2002. Orders for harbour cranes grew strongly while orders for other type of special cranes stayed at the same level than in 2002.

The order backlog broke the declining trend and was 2.5 % higher at the yearend 2003 compared to yearend 2002 (5 % higher at comparable currency rates).

The employment number declined by 10.4 % during the year. Total number of employees was 614 compared to 685 at the yearend 2002.

Future prospects

In this environment our Group is well positioned. A thoroughly modern product portfolio and our global unmatched maintenance presence is increasingly appreciated among our, likewise, increasingly international customers. Our unaffected financial strength is regarded a key element for our clients, today hesitant to placing orders with suppliers whose future financial performance seems unclear.

Group costs and consolidation items

The overheads, which are not charged directly to the Business Areas, relate to Group's research and development, personnel development, cash management and financing, legal affairs, M&A activity, sourcing activity and management. In total these costs were EUR 29.5 million compared to EUR 23.8 million in 2002. The one-off costs relating to Group's capacity rationalization and efficiency improvement actions amounted to EUR 12.6 million and were reported in Group costs (costs already occurred in 2003 were EUR 1.7 million and cost provisions at yearend 2003 EUR 10.9 million).

Excluding one time charges relating to efficiency improvement actions Group costs were EUR 17.0 million, which represents a typical level of expenses.

Group consolidation items were EUR 2.1 million compared to EUR 1.0 million in 2002. The Group consolidation items consist of the elimination of Group's internal profit, share of associated companies results and Group goodwill depreciation. The growth in consolidation items was caused by the Group's internal profit elimination. Instead of contracting like in 2002 profit recognized internally, but not yet [illegible] Group's point of view, started to grow again in 2003

The final settlement on the disputes relating to the "Omniman project" caused one-off cost of EUR 8.1 million (after taxes approx. EUR 5.7 million). Due to the extraordinary nature of this item it has not been reported in Business Area numbers or in Group costs. Instead, it has been reported as an Extraordinary item after Group's financing costs, but before taxes. This way Group's operating income better reflects profitability and its development in 2003.

Important orders

NAF Neunkirchener Maschinen & Achsenfabrik ordered 16 industrial cranes for the modernisation of automotive factory in Neunkirchen, Germany.

Automotive component supplier Altec Druckguss ordered several industrial cranes for their new motor factory in Hof, Germany.

Sonora Forming Technologies, a division of Magna International, ordered nine cranes used in die handling and maintenance, steel coil handling, and in the quality laboratory at their Automotive Stamping Plant in Hermosillo, Mexico.

Hyundai Motor Manufacturing Alabama, LLC ordered nine heavy-duty stamping plant cranes including installation, start-up and operator training for their Automotive Stamping Plant in Montgomery Alabama, USA.

The Port of Kotka, Finland placed a repeat order for a Ship-to-Shore (STS) container crane.

Georgia Port Authority (GPA) in Savannah, USA, has exercised its option and ordered two Super Post Panamax Ship-to-Shore container cranes from Konecranes VLC.

Siemens A/G, Offenbach, Germany placed an extension order for six more cranes for the AZ Zour Power Station in Kuwait.

Alstom Power, Rugby, UK ordered the modernisation of two power station cranes in their production facility.

SNC Lavalin ordered two power station cranes for a Hydropower project in Castlegar, British Columbia, Canada.

Groupe Aecon, Ltd. ordered two power station cranes for a Hydropower project in James Bay, Quebec, Canada.

CNIM (FRANCE) ordered several Waste-to-Energy cranes including two automated winch cranes and one turbine hall crane on behalf of [illegible] UK to be delivered to Portsmouth, UK.

Fortum Värme ordered two automatic Waste-to-Energy cranes to replace old equipment at Tekniska Verken in Linköping, Sweden.

Shell UK Oil Products Ltd, ordered eight cranes for it's central engineering workshops at their Stanlow Manufacturing Complex, Ellesmere Port in the UK.

Larsen and Toubro ordered a Single Leg Portal Gantry Coker Crane for Indian Oil Company Limited, Panipat Refinery in Baroda, India.

Hebei Pan Asia Long-Teng Paper Co., Ltd. ordered four paper mill cranes for their plant in Hebei, China.

Stora Enso Maxau ordered a paper mill process crane for their mill in Karlsruhe,Germany.

Marshall Space Flight Center ordered multiple Industrial cranes used in support of activities, manufacturing and testing insulation and components for the Space Shuttle for space rockets to be delivered to NASA's George C. Marshall Space Flight Center, Huntsville, Alabama, USA.

Bae Marine ordered the modification of two shipyard cranes for their shipyard at Barrow-in Furness, Cumbria, UK.

Hecket Multiserv ordered four special cranes for the storage and management of steel coils at their steel mill in La Louviere, Belgium.

W&P Zementwerke AG ordered an automated grabble crane to be used in their cement mill, Peggau, Austria.

Konecranes (Shanghai) Co. Ltd. sold 72 CXT wire rope hoists for Mass Transit Railway's project in Taiwan to be used in the maintenance of the ventilation fans in the railway tunnels.

Helsinki, February 11, 2004
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

| | 2003 MEUR | % of 2003 total | 2002 MEUR | % of 2002 total |
|---|---|---|---|---|
| Maintenance Services | 292.8 (1 | 43 | 310.2[1)] | 47 |
| Standard Lifting Equipment | 196.5 | 29 | 203.2 | 30 |
| Special Cranes | 184.9 | 28 | 154.9 | 23 |
| ./. Internal | -62.4 | | -69.4 | |
| Total | 611.9[1)] | 100 | 598.9[1)] | 100 |

1) Excl. Service Contract Base

Order Book (2

| | 2003 MEUR | 2002 MEUR |
|---|---|---|
| Total | 211.2 | 206.0 |

2) Percentage of completion deducted

Sales by Business Area

| | 2003 MEUR | % of 2003 total | 2002 MEUR | % of 2002 total |
|---|---|---|---|---|
| Maintenance Services | 361.3 | 50 | 372.4 | 47 |
| Standard Lifting Equipment | 189.8 | 26 | 204.5 | 26 |
| Special Cranes | 178.6 | 24 | 209.2 | 27 |
| ./. Internal | -65.2 | | -72.5 | |
| Total | 664.5 | 100 | 713.6 | 100 |

Operating Income by Business Area (MEUR)

| | 2003 Operating Income | % of 2003 total sales | 2002 Operatin g Income | % of 2002 total sales |
|---|---|---|---|---|
| Maintenance Services | 22.0 | 6.1 | 26.2 | 7.0 |
| Standard Lifting Equipment | 18.0 | 9.5 | 19.5 | 9.5 |
| Special Cranes | 13.1 | 7.3 | 16.7 | 8.0 |
| Group costs | -29.5 | | -23.8 | |
| Consolidation items | -2.1 | | -1.0 | |
| Total | 21.5 | | 37.6 | |

Sales by Market

| | 2003 MEUR | % of 2003 total | 2002 MEUR | % of 2002 total |
|---|---|---|---|---|
| Nordic and Central Europe | 165.1 | 25 | 179.4 | 25 |
| EU (excl. Nordic) | 178.6 | 27 | 220.9 | 31 |
| Americas | 221.3 | 33 | 242.4 | 34 |
| Asia-Pacific | 99.6 | 15 | 70.9 | 10 |
| Total | 664.5 | 100 | 713.6 | 100 |

Personnel by Business Area (at the End of the Period)

| | 2003 | % of 2003 total | 2002 | % of 2002 total |
|---|---|---|---|---|
| Maintenance Services | 2.662 | 61 | 2.698 | 61 |
| Standard Lifting Equipment | 960 | 22 | 949 | 21 |
| Special Cranes | 614 | 14 | 685 | 15 |
| Group Staff | 114 | 3 | 109 | 3 |
| Total Company | 4.350 | 100 | 4.441 | 100 |

FINANCIAL PERFORMANCE

| Statement of Income | 2003 MEUR | 2002 MEUR |
|---|---|---|
| Sales | 664.5 | 713.6 |
| Other operating income | 2.1 | 2.9 |
| Share of result of participating interest undertakings | -0.3 | -0.2 |
| Depreciation and reduction in value | -16.5 | -15.5 |
| Other operating expenses | -628.4 | -663.2 |
| Operating profit | 21.5 | 37.6 |
| | | |
| Financial income and expenses | -2.6 | -1.1 |
| Income after financing items | 18.9 | 36.5 |
| | | |
| Extraordinary items | -8.1 | 0.0 |
| | | |
| Taxes | -4.0 | -11.8 |
| Net income | 6.7 | 24.6 |

| | 2003 MEUR | 2002 MEUR |
|---|---|---|
| Dividend income | 0.0 | 0.0 |
| Interest income from current assets | 1.1 | 1.9 |
| Other financial income | 1.0 | 1.5 |
| | | |
| Interest expenses | -4.2 | -3.9 |
| Other financial expenses | -0.6 | -0.7 |
| Total | -2.6 | -1.1 |

Investments

| | 2003 MEUR | 2002 MEUR |
|---|---|---|
| Total (excl. Acquisitions) | 12.4 | 13.9 |

CONSOLIDATED BALANCE SHEET

| ASSETS | 31.12.2003 | 31.12.2002 |
|---|---|---|
| Non-current assets | MEUR | MEUR |
| INTANGIBLE ASSETS | | |
| Intangible rights | 5.4 | 6.0 |
| Goodwill | 13.9 | 17.9 |
| Group goodwill | 5.4 | 5.6 |
| Advance payments | 7.9 | 5.8 |
| | 32.6 | 35.3 |
| TANGIBLE ASSETS | | |
| Land | 3.9 | 3.8 |
| Buildings | 18.9 | 22.0 |
| Machinery and equipment | 31.3 | 29.8 |
| Advance payments and construction in progress | 1.0 | 0.6 |
| | 55.0 | 56.2 |
| INVESTMENTS | | |
| Participating interests | 3.5 | 1.0 |
| Other shares and similar rights of ownership | 1.5 | 1.0 |
| Own shares | 5.5 | 0.0 |
| | 10.4 | 2.0 |
| Current assets | | |
| INVENTORIES | | |
| Raw materials and semi-manufactured goods | 36.6 | 39.6 |
| Work in progress | 33.0 | 30.4 |
| Advance payments | 2.9 | 4.0 |
| | 72.4 | 73.9 |

| | | |
|---|---|---|
| LONG-TERM RECEIVABLES | | |
| Loans receivable | 0.1 | 0.2 |
| Other receivables | 0.3 | 0.3 |
| | 0.4 | 0.5 |
| SHORT-TERM RECEIVABLES | | |
| Accounts receivable | 126.4 | 123.4 |
| Amounts owed by participating interest undertakings | 2.0 | 3.0 |
| Other receivables | 11.3 | 21.5 |
| Deferred tax assets | 6.0 | 4.0 |
| Deferred assets | 72.4 | 62.2 |
| | 218.3 | 214.1 |
| CASH IN HAND AND AT BANKS | 13.2 | 15.2 |
| Total current assets | 304.2 | 303.7 |
| TOTAL ASSETS | 402.2 | 397.1 |
| SHAREHOLDERS' EQUITY AND LIABILITIES | 31.12.2003 MEUR | 31.12.2002 MEUR |
| Equity | | |
| Share capital | 28.6 | 28.6 |
| Share premium account | 21.8 | 21.8 |
| Reserve for own shares | 5.5 | 0.0 |
| Equity share of untaxed reserves | 3.4 | 3.3 |
| Translation difference | -5.9 | -4.3 |
| Retained earnings | 103.2 | 99.2 |
| Net income for the period | 6.7 | 24.6 |
| | 163.4 | 173.2 |
| Minority share | 0.1 | 0.1 |
| Provisions | 20.3 | 12.0 |
| Liabilities | | |
| LONG-TERM DEBT | | |
| Bonds | 25.0 | 25.0 |
| Pension loans | 1.5 | 2.0 |
| Other loans | 4.0 | 1.8 |
| Deferred tax liability | 2.0 | 2.6 |
| | 32.5 | 31.4 |
| CURRENT LIABILITIES | | |
| Loans from credit institutions | 1.3 | 10.3 |
| Pension loans | 0.5 | 0.5 |
| Bond with warrants | 0.0 | 0.1 |
| Advance payments received | 26.2 | 16.5 |
| Accounts payable | 49.6 | 50.0 |
| Amounts owed to participating interest undertakings | 0.1 | 0.0 |
| Other short-term liabilities | 37.3 | 21.7 |
| [illegible] | 70.9 | 81.2 |

| | | |
|---|---|---|
| Total liabilities | 218.4 | 211.9 |
| TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES | 402.2 | 397.1 |
| Interest-bearing debts | 57.1 | 48.4 |

Contingent Liabilities and Pledged Assets (MEUR)

| CONTINGENT LIABILITIES | 2003 | 2002 |
|---|---|---|
| For own debts | | |
| Mortgages on land and buildings | 5.9 | 5.9 |
| For own commercial obligations | | |
| Pledged assets | 0.8 | 0.9 |
| Guarantees | 159.5 | 141.6 |
| For associated company's debt | | |
| Guarantees | 0.8 | 0.8 |
| For others | | |
| Guarantees | 0.1 | 0.1 |
| OTHER CONTINGENT AND FINANCIAL LIABILITIES | | |
| Leasing liabilities | | |
| Next year | 6.7 | 7.3 |
| Later on | 11.6 | 11.5 |
| Other liabilities | 1.3 | 1.0 |
| Total | 186.7 | 169.1 |

Leasing contracts follow the normal practices in corresponding countries.

| Total by Category | | |
|---|---|---|
| Mortgages on land and buildings | 5.9 | 5.9 |
| Pledged assets | 0.8 | 0.9 |
| Guarantees | 160.4 | 142.5 |
| Other liabilities | 19.6 | 19.8 |
| Total | 186.7 | 169.1 |

Notional Amounts of Derivative Financial Instruments (MEUR)

| | 2003 | 2002 |
|---|---|---|
| Foreign exchange forward contracts | 441.7 | 411.4 |
| Interest rate swap | 25.0 | 25.0 |
| Total | 466.7 | 436.4 |

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the

| CONSOLIDATED CASH FLOW | 2003<br>MEUR | 2002<br>MEUR |
|---|---|---|
| Operating income (1 | 22.2 | 37.9 |
| Depreciation | 16.5 | 15.5 |
| Financial income and expenses | 2.6 | 4.4 |
| Taxes | -8.6 | -11.6 |
| Free cash flow | 32.7 | 46.2 |
| | | |
| Increase (-), decrease (+) in current assets | -26.3 | 26.1 |
| Increase (-), decrease (+) in inventories | -2.7 | 11.6 |
| Increase (+), decrease (-) in current liabilities | 20.6 | -17.6 |
| Cash flow from operations | 24.2 | 66.3 |
| | | |
| Capital expenditure and advance payments to machines | -9.1 | -12.1 |
| Capital expenditure and advance payments to intangible and financial assets | -1.3 | -3.4 |
| Fixed assets of acquired companies | -2.1 | -6.8 |
| Purchase of own shares | -5.5 | -9.9 |
| Disposals of fixed assets | 0.7 | 1.2 |
| Investments total | -17.3 | -31.0 |
| | | |
| Cash flow before financing | 6.9 | 35.4 |
| | | |
| Change of long-term debt Increase (+), decrease (-) | -0.6 | -25.5 |
| Change of short-term interest-bearing debt Increase (+), decrease (-) | 6.0 | 3.1 |
| Dividend paid | -13.3 | -13.2 |
| External financing | -7.9 | -35.6 |
| | | |
| Correction items (2 | -1.1 | -1.4 |
| | | |
| Net financing | -2.0 | -1.6 |
| | | |
| Cash in hand and at banks at 1.1. | 15.2 | 16.8 |
| Cash in hand and at banks at 31.12 | 13.2 | 15.2 |
| | | |
| Change in cash | -2.0 | -1.6 |

1) Operating income after depreciation has been corrected by the result of associated companies and the profit / loss of disposal of assets.

| Business development | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| Order intake | MEUR | 611.9 | 598.9 | 679.1 | 764.4 | 538.7 |
| Order book | MEUR | 211.2 | 206.0 | 279.7 | 308.8 | 178.4 |
| Net sales | MEUR | 664.5 | 713.6 | 756.3 | 703.0 | 591.5 |
| of which outside Finland | MEUR | 599.4 | 634.2 | 679.2 | 644.2 | 538.3 |
| Export from Finland | MEUR | 258.9 | 256.9 | 263.5 | 217.8 | 180.7 |
| Personnel on average | | 4,423 | 4,396 | 4,434 | 4,244 | 4,050 |
| Capital expenditure | MEUR | 12.4 | 13.9 | 11.3 | 14.7 | 12.9 |
| as a percentage of net sales | % | 1.9 | 1.9 | 1.5 | 2.1 | 2.2 |
| Research and development costs | MEUR | 7.9 | 8.2 | 7.7 | 6.9 | 7.8 |
| as % of Standard Lifting Equipment 1) | % | 4.2 | 4.0 | 3.1 | 2.7 | 3.6 |
| as % of Group net sales | % | 1.2 | 1.1 | 1.0 | 1.0 | 1.3 |

| Profitability | | | | | | |
|---|---|---|---|---|---|---|
| Net sales | MEUR | 664.5 | 713.6 | 756.3 | 703.0 | 591.5 |
| Income from operations (before goodwill amortization) | MEUR | 24.8 | 40.9 | 59.4 | 43.7 | 34.8 |
| as percentage of net sales | % | 3.7 | 5.7 | 7.9 | 6.2 | 5.9 |
| Operating income | MEUR | 21.5 | 37.6 | 55.3 | 39.6 | 32.1 |
| as percentage of net sales | % | 3.2 | 5.3 | 7.3 | 5.6 | 5.4 |
| Income before extraordinary items | MEUR | 18.9 | 36.5 | 52.4 | 34.0 | 30.2 |
| as percentage of net sales | % | 2.8 | 5.1 | 6.9 | 4.8 | 5.1 |
| Income before taxes | MEUR | 10.7 | 36.5 | 52.4 | 34.0 | 30.2 |
| as percentage of net sales | % | 1.6 | 5.1 | 6.9 | 4.8 | 5.1 |
| Net income | MEUR | 6.7 | 24.6 | 35.3 | 23.4 | 21.8 |
| as percentage of net sales | % | 1.0 | 3.4 | 4.7 | 3.3 | 3.7 |

Key figures and balance sheet

| | | | | | | |
|---|---|---|---|---|---|---|
| Shareholders' equity | MEUR | 163.4 | 173.2 | 180.2 | 155.3 | 143.7 |
| Balance Sheet | MEUR | 402.2 | 397.1 | 455.9 | 450.0 | 352.3 |
| Return on equity | % | 7.5 | 14.2 | 22.0 | 16.4 | 16.3 |
| Return on capital employed | % | 10.8 | 17.8 | 24.3 | 19.4 | 21.7 |
| Current ratio | | 1.5 | 1.6 | 1.6 | 1.4 | 1.7 |
| Solidity | % | 42.6 | 45.5 | 41.4 | 35.8 | 42.2 |
| Gearing | % | 27.8 | 19.1 | 28.9 | 57.7 | 35.8 |

Shares in figures

| | | | | | | |
|---|---|---|---|---|---|---|
| Earnings per share | EUR | 0.88 | 1.69 | 2.40 | 1.59 | 1.48 |
| Equity per share | EUR | 11.24 | 12.11 | 11.75 | 10.06 | 9.27 |
| Cash flow per share | EUR | 1.72 | 4.54 | 2.93 | - 0.29 | - 0.33 |
| Dividend per share | EUR | 1.00(* | 0.95 | 0.90 | 0.71 | 0.71 |
| Dividend/earnings | % | 113.6 | 56.2 | 37.5 | 44.7 | 48.0 |
| Effective dividend yield | % | 3.6 | 4.1 | 3.2 | 2.6 | 1.9 |
| Price/earnings | | 31.4 | 13.8 | 11.9 | 17.0 | 25.8 |
| Trading low / high | EUR | 17.20 29.39 | 19.80/ 36.83 | 25.00/ 38.46 | 25.10/ 39.90 | 23.05/ 38.30 |
| Average share price | EUR | 22.49 | 28.74 | 31.72 | 32.67 | 30.24 |
| Year-end market capitalization | MEUR | 387.6 | 333.2 | 427.5 | 405.0 | 572.7 |
| Number traded | (1000) | 12,662 | 11,939 | 8,581 | 7,379 | 13,198 |
| Stock turnover | % | 90.2 | 83.4 | 57.2 | 49.2 | 88.0 |

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity = ((Income before extraordinary items - taxes) : (Equity - own shares (average during the period)) x 100

Return on capital employed = ((Income before taxes + interest paid + other financing cost) : (Total amount of equity and liabilities - non-interest bearing debts - own shares (average during the period)) x 100

Current ratio = Current assets : Current liabilities

Solidity = ((Shareholders' equity - own shares) : (Total amount of equity and liabilities - advance payment received - own shares)) x 100

Earnings per share = (Net income +/- extraordinary items) : (Number of shares - number of own shares)

Equity per share = (Shareholders' equity in balance sheet - own shares) : (Number of shares - number of own shares)

Cash flow per share = Cash flow from operations : (Number of shares - number of own shares)

Effective dividend yield = (Dividend per share : Share price at the end of financial year) x 100

Price per earnings = Share price at the end of financial year : Earnings per share

Year-end market capitalization = Number of shares multiplied by the share price at the end of year

Average number of personnel = Calculated as average of number of personnel in quarters

Note!
The numbers are rounded to nearest EUR 0,1 million. The key figures are calculated from exact data.

Dividend proposal

The Board of Directors propose to the AGM that a dividend of EUR 1.00 per share will be paid for the fiscal year 2003. The dividend will be paid to shareholders, who are entered in the share register on the record date March 9, 2004. Dividend payment date is March 16, 2004.

Teleconference

An international teleconference will be arranged today on 11 February, 2004 at 4.00 Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 7162 0189 (Please call in at 3.50 p.m.). The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for two working days at +44-(0)20 8288 4459, code 713782.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on February 11.

## Annual General Meeting

The Annual General Meeting 2004 will be held on 4 March, 2004 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

The proposals for the AGM 2004 will be published on 11 February, 2004.

## Next report

Interim report, 1st quarter, will be published on 11 May, 2004 at 10.00 a.m. Finnish time (8.00 a.m. London time).

## Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000,
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager, tel. +358-20 27 2043

DISTRIBUTION
Helsinki Exchanges
Media